Form 51-102F3
Material Change Report

Item 1                                Name and Address of Company

MAG SILVER CORP. (the “Issuer”)
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2                                Date of Material Change

February 24, 2009

Item 3                                News Release

The Issuer issued a news release at Vancouver, British Columbia on February 24, 2009 through Marketwire.

Item 4                                Summary of Material Change

MAG Silver Corp. is pleased to announce an independently prepared National Instrument 43-101 ("NI 43-101") compliant resource update for the Juanicipio project located in Zacatecas State, Mexico.  MAG holds a 44% interest and Fresnillo plc (“Fresnillo”) owns the remaining 56% interest in the project at Juanicipio through the Minera Juanicipio S.A. de C.V. joint venture company (the "Juanicipio Joint Venture"). Fresnillo is the operator of the Juanicipio Joint Venture. This Indicated and Inferred resource estimate (the "2009 Independent Resource Estimate") has been prepared by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”).  Scott Wilson RPA was initially engaged by MAG to carry out this estimation as part of the formal valuation process being completed pursuant to Multilateral Instrument 61-101 in connection with the announcement by Fresnillo of its intention to make an insider bid for MAG.

Item 5.1                      Full Description of Material Change

Please see the Issuer’s news release dated 24 February 2009 (NR#09-08) attached as Schedule “A” for a full description of the material change.

Item 5.2                      Disclosure for Restructuring Transactions

Not applicable.

Item 6                                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                Omitted Information

Not applicable.

Item 8                                Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9                                Date of Report

Dated 25 February 2009

SCHEDULE “A”

328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710

MAG Silver Corp.
February 24, 2009
For Immediate Release
NR#09-08

MAG Silver Reports First Indicated Resource at Valdecañas, Juanicipio Joint Venture

Vancouver, B.C…MAG Silver Corp. (TSX: MAG) (AMEX: MVG) (“MAG”) is pleased to announce an independently prepared National Instrument 43-101 ("NI 43-101") compliant resource update for the Juanicipio project located in Zacatecas State, Mexico.  MAG holds a 44% interest and Fresnillo plc (“Fresnillo”) owns the remaining 56% interest in the project at Juanicipio through the Minera Juanicipio S.A. de C.V. joint venture company (the "Juanicipio Joint Venture"). Fresnillo is the operator of the Juanicipio Joint Venture. This Indicated and Inferred resource estimate (the "2009 Independent Resource Estimate") has been prepared by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”).  Scott Wilson RPA was initially engaged by MAG to carry out this estimation as part of the formal valuation process being completed pursuant to Multilateral Instrument 61-101 in connection with the announcement by Fresnillo of its intention to make an insider bid for MAG.  The formal valuation was suspended on February 1, 2009 as a result of the Independent Committee's determination that a proper valuation cannot be completed without critical information which Fresnillo has refused or neglected to provide to MAG or the independent valuator.

MAG CEO, Dan MacInnis commented: "Upgrading the resource to an Indicated and Inferred Mineral Resource is a critical step in advancing the Juanicipio Joint Venture and MAG is extremely pleased with the high grade and size of the Indicated Resource Estimate and the overall contained silver ounces.  We are also delighted that Scott Wilson RPA completed its resource estimate in such a timely fashion.  Earlier today, Fresnillo released information from an audited mineral resource estimate for the Juanicipio Joint Venture in a presentation at the 2009 Global Metals and Mining Conference that differs significantly from the Scott Wilson RPA independent resource estimate.  MAG has not been given the necessary data to fully explain the discrepancies in the two current estimates or to reconcile Fresnillo's 2009 numbers with their earlier resource estimate, but we are highly confident that Scott Wilson RPA's independent work demonstrates the true measure of this world class silver deposit."  Mr. MacInnis concluded: "MAG is deeply concerned that this appears to be yet another facet of Fresnillo's strategy to keep MAG and its shareholders in the dark about the true value of the Juanicipio project, while Fresnillo attempts to acquire control of MAG through a lowball take-under offer that is not in any way reflective of the true value of MAG's world class assets."

Highlights of the 2009 Independent Resource Estimate

The 2009 Independent Resource Estimate was prepared for MAG by Scott Wilson RPA, a pre-eminent independent mining and geological consulting firm.

This new Valdecañas Vein resource estimation includes infill-drilling done during 2008, which gave sufficient drilling density to allow classification of the first Indicated Resources for the Valdecañas Vein. These Indicated Resources are of a higher degree of confidence than the previous Inferred Resource and are considered suitable for mine planning purposes.

The new 2009 Independent Resource Estimate confirms Valdecañas (including the Hanging Wall Vein) as a world class deposit with an Indicated Resource of 3.88 million tonnes of 972 grams per tonne (g/t) (28.1 ounces per ton) silver, 2.05 g/t gold, 2.10% lead and 3.76% zinc.  There is an additional Inferred Resource (Valdecañas, Footwall Veins and the Stockwork Zone) of 8.24 million tonnes of 549 grams g/t (15.9 ounces per ton) silver, 1.44 g/t gold, 1.87% lead and 2.94% zinc.

The total contained metals in the Indicated Resource are 121 million ounces of silver, 255,000 ounces of gold and 180 million pounds of lead and 321 million pounds of zinc. The Inferred Resources contain an additional 145 million ounces of silver, 381,000 ounces of gold and 339 million pounds of lead and 534 million pounds of zinc.

MAG’s 44% share of the silver contained in the Indicated Resource category is 53 million ounces of silver plus 64 million ounces of silver in the Inferred Resource category.

2009 Independent Resource Estimate Detail

The resource estimation information contained in the 2009 Independent Resource Estimate for the Valdecañas, Footwall, and Hanging Wall Veins and the Stockwork Zone is presented in the table below:

Juanicipio Joint Venture (100%)
(44% MAG Silver / 56% Fresnillo plc)
Mineral Resource Estimate to February 23, 2008
Resource Category and Zone	Tonnes millions	Ag g/t	Au g/t	Pb %	Zn %	NSR US$/ tonne	Contained Metal
							Ag M oz	Au K oz	Pb M lbs	Zn M lbs
Indicated
Valdecañas Vein	3.47	969	1.94	2.19	3.91	383	108	217	168	299
Hanging Wall Vein	0.41	1,002	2.94	1.29	2.46	400	13	38	12	22
Total Indicated	3.88	972	2.05	2.10	3.76	385	121	255	180	321
Inferred
Valdecañas Vein	6.15	660	1.52	2.33	3.64	273	131	302	316	493
Footwall Vein	0.50	428	1.58	0.58	0.61	174	7	26	6	7
Hanging Wall Vein	0.11	609	0.43	0.64	1.48	219	2	2	2	4
Stockwork Zone	1.47	122	1.11	0.48	0.95	66	6	52	16	31
Total Inferred	8.24	549	1.44	1.87	2.94	230	145	381	339	534
(1)	Footnotes for Juanicipio Joint Venture resource table.

1.	CIM Definition Standards have been followed for classification of mineral resources.
2.
Mineral resource blocks are within wireframes constructed with a minimum true thickness of 1.5 metres and a minimum NSR value of US$50 per tonne, which is the effective cut-off. All blocks within the wireframes are reported as mineral resource. Approximately 1% of the indicated tonnes and 6% of the inferred tonnes have values less than US$50 per tonnes but are included for continuity.

3.
NSR values are calculated in US$ using factors of $0.33 per g/t Ag, $17.04 per g/t Au, $4.01 per % Pb and $5.57 per % Zn. These factors are based on metal prices of US$12.50/oz Ag, US$800/oz Au, $0.45/lb Pb and $0.70/lb Zn and estimated recoveries and smelter terms.

4.	The mineral resource estimate uses drill hole data available as of January 29, 2009.
5.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates; as a result totals may not add.

Scott Wilson RPA has estimated the mineral resources for the Juanicipio Joint Venture property using results of 52 diamond drill holes available as of January 29, 2009.  3D Wireframe models were constructed for the main Valdecañas Vein, the Footwall (also known as Desprendido) Vein, a newly interpreted Hanging Wall Vein, and a newly interpreted Stockwall Zone using a minimum grade of US$50 per tonne and minimum true thickness of 1.5 metres.  For the main Valdecañas Vein, wireframes were extended up and down dip approximately 100 metres from the nearest drill holes with greater than US$50/tonne NSR.  A wireframe was not constructed for the Encino Vein since it is represented by a single drill hole to date.  Silver, gold, lead and zinc grades were interpolated into blocks with dimensions of 25 metres (along strike) by 10 metres by 10 metres using an inverse distance cubed algorithm.    Block tonnages were derived using average density factors for each zone which are based on numerous specific gravity determinations.  The factors are 2.90 t/m3 for the main Valdecañas Vein, 2.80 t/m3 for the Footwall Vein, 2.70 t/m3 for the Hanging Wall Vein, and 2.70 t/m3 for the Stockwork Zone.

Resources were classified as Indicated or Inferred based on drill hole spacing and apparent continuity.  The previous mineral resource was all classified as inferred, however, the improved drilling density due to 26,050 metres of infill-drilling done during 2008 allows classification of Indicated Resources, a higher confidence level than Inferred Resources, for a significant portion of the mineral resources.  The Indicated Resource in the Valdecañas Vein is in the central part where good continuity of higher grade resource is reasonably well established with drill holes spaced at about 100 metres.  Most of the Hanging Wall Vein is classified as indicated because of the good continuity apparent at approximately 100 metre drill hole spacing.

The Indicated Resource is higher grade than the Inferred Resource because it is centered on the highest grade portions of the Valdecañas Vein and also includes most of the high grade Hanging Wall Vein.  The lower grades seen in the Inferred Resource stem largely from lower grade material in the up-dip and down-dip projections of the Valdecañas Vein and from incorporation of the Footwall Vein and the Stockwork Zone.  The latter two exhibit lower grades but are nonetheless significant contributors to the overall resource picture.  In the deeper portions of the Valdecañas Vein, lead and zinc values increase and silver grades diminish.  This is typical of the veins in the Fresnillo District, but in contrast to most other veins in the district, the base metal values in the Valdecañas Vein are high enough to make this deep zone economically attractive.

The 2009 Fresnillo Resource Estimate

On February 5, 2009, Fresnillo provided MAG with a preliminary resource estimate prepared internally by Fresnillo personnel.  Fresnillo engaged SRK Consulting to audit this internal resource estimate on behalf of the Juanicipio Joint Venture.  On February 19, 2009, MAG received an Audited Mineral Resource Statement by SRK (the "2009 Fresnillo Resource Estimate") which corresponds to the internal resource estimate prepared by Fresnillo personnel and modifies the resource classification to comply with the JORC Code.  On February 24, 2009, Fresnillo released key elements of the 2009 Fresnillo Resource Estimate in a presentation delivered at the 2009 Global Metals and Mining Conference in Hollywood, Florida.

Compared to the previous Juanicipio Joint Venture resource estimate prepared by Fresnillo and audited by SRK (the "2008 Fresnillo Resource Estimate", see MAG press release of June 18, 2008), the tonnage of the 2009 Fresnillo Resource Estimate is somewhat higher but the silver grade is significantly lower resulting in the contained silver ounces being significantly lower than Fresnillo's previous estimate.  There are also some significant differences between the 2009 Fresnillo Resource Estimate and the 2009 Independent Resource Estimate by Scott Wilson RPA as described below.  MAG has not yet been provided with the detailed data necessary to resolve these discrepancies.

MAG Discussion of the Discrepancy between 2009 Independent Resource Estimate and 2009 Fresnillo Resource Estimate

MAG CEO, Dan MacInnis commented:  "The timing of the Fresnillo release is highly relevant given Fresnillo's December 1, 2008 announcement that it intends to make a "take-under" offer to acquire all of the outstanding shares of MAG it does not already own at a price of US$4.54 per share.  This offer price represented a 4.4% discount to the closing price of the MAG shares on the day before the take-under offer was announced and currently represents a discount of 20% to the closing price of MAG's shares on the NYSE Alternext on the last trading day prior to this press release."

There is a significant discrepancy between the 2009 Independent Resource Estimate and the 2009 Fresnillo Resource Estimate, particularly in the total tonnage, silver grade and the contained ounces of silver in the Indicated Resource category and a significant difference in the Inferred Resource category.  Certain of these details are set out below with reference to the initial 2008 Inferred Resource:

Comparison Table*
	2008 Resource Estimation	2009 Independent Resource Estimate	2009 Fresnillo Resource Estimate
Indicated
Total Indicated Tonnes millions	-	3.88	2.14
Total Ag g/t	-	972	783
Total Contained Metal Ag M oz	-	121	53.9
Inferred
Total Inferred Tonnes millions	7.3	8.24	6.63
Total Ag g/t	1,011	549	601
Total Contained Metal Ag M oz	237.8	145	128.1

* Table prepared by MAG using inputs from 2008 Resource Estimate as disclosed in MAG's June 18, 2008 press release, the 2009 Independent Resource Estimate as disclosed in this press release and the 2009 Fresnillo Resource Estimate based on resource estimate numbers disclosed by Fresnillo on February 24, 2009 in a presentation at the 2009 Global Metals and Mining Conference in Hollywood, Florida, adjusted to separate Indicated and Inferred Resources and to represent a 100% interest as set out in the 2009 Fresnillo Resource Estimate.

The 2009 Fresnillo Resource Estimate is particularly perplexing and troubling in light of the following key factors:

-	the 2009 Fresnillo Resource Estimate numbers cannot be reconciled to the 2009 Independent Resource Estimate or even to Fresnillo's own work from only eight months ago.

-
MAG was not afforded any opportunity to comment on, or provide input relating to, the preparation of the 2009 Fresnillo Resource Estimate by Fresnillo personnel.  MAG was also provided with the SRK audit statement only two business days before Fresnillo's disclosure date.  As a result of the delay and Fresnillo's continued efforts to limit the information available to MAG, MAG and its technical advisors were never given the opportunity to reconcile the two different resource estimations prior to their disclosure.

-
Fresnillo has continued to make it difficult for MAG to get access to key joint venture information.  Fresnillo's actions are part of a continued pattern of behaviour that gave rise to MAG's inability to properly complete an independent valuation of MAG's securities.

-
MAG is deeply concerned that Fresnillo's actions appear to be another tactic in Fresnillo's strategy to acquire control of MAG at a "lowball" price that does not reflect the true value of MAG's world class assets.

Information Concerning Estimates of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Qualified Person
The mineral resources for the Juanicipio Joint Venture disclosed in this press release have been estimated by Dr. William Roscoe, P.Eng and Mr. David Ross, P.Geo., both employees of Scott Wilson RPA and independent of MAG.  By virtue of their education and relevant experience Dr. Roscoe and Mr. Ross are "Qualified Persons" for the purpose of National Instrument 43-101.  The mineral resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (December 2005).  Dr. Roscoe, P.Eng., and Mr. Ross, P.Geo. have read and approved the contents of this press release as it pertains to the disclosed mineral resource estimate.  A National Instrument 43-101 technical report documenting the mineral resource estimate will be filed on SEDAR within 45 days.

About MAG Silver Corp. (www.magsilver.com)

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its joint venture partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico.  MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext US (formerly AMEX) under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

President and CEO

- 30 -

For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the New York Stock Exchange Alternext US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "Indicated Resources" and “Inferred Resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html